

Cboe

November 17, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tidal Trust II
Issuer CIK: 0001924868
Issuer File Number: 333-264478 / 811-23793
Form Type: 8-A12B
Filing Date: November 17, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the YieldMax TSLA Performance & Distribution Target 25 ETF, YieldMax MSTR Performance & Distribution Target 25 ETF and YieldMax NVDA Performance & Distribution Target 25 ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

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